UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.

(Name of Registrant)

9335 Harris Corners Pkwy, Charlotte, NC 28269

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

TAT TECHNOLOGIES LTD.

TAT Technologies Ltd. (the “Company”) hereby furnishes the following documents:

Item/Exhibit No.	Description
99.1	Press Release dated November 2, 2026 re: TAT Technologies Ltd. Reports Third Quarter 2026 Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair Chief Financial Officer

Date: November 2, 2026